SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/8/14


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,890,628

8. SHARED VOTING POWER
1,712,242

9. SOLE DISPOSITIVE POWER
1,890,628
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,712,242



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,602,870 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.04%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,890,628

8. SHARED VOTING POWER
1,712,242

9. SOLE DISPOSITIVE POWER
1,890,628
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,712,242



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,602,870 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.04%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,890,628

8. SHARED VOTING POWER
1,712,242

9. SOLE DISPOSITIVE POWER
1,890,628
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,712,242



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,602,870 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.04%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,890,628

8. SHARED VOTING POWER
1,712,242

9. SOLE DISPOSITIVE POWER
1,890,628
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,712,242



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,602,870 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.04%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed June 9, 2014. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on September 4,2014, there were 44,813,135 shares of common stock outstanding as of June 30, 2014. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of October 14, 2014, Bulldog Investors, LLC is deemed to be the beneficial owner of 3,602,870 shares of JGT (representing 8.04% of JGT's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 3,602,870 shares of JGT include 1,890,628 shares (representing 4.21% of JGT's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd.,
Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds").
Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 3,602,870 shares of JGT beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,712,242 shares (representing 3.83% of JGT's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 1,890,628 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,712,242 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of JGT's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 8/25/14 the following shares of JGT were purchased:

Date:		Shares:		Price:
08/25/14	7,838		11.2066
08/26/14	8,772		11.2257
08/27/14	28,722		11.2643
08/28/14	1,100		11.2600
08/29/14	13,466		11.3238
09/05/14	25,500		11.3403
09/08/14	28,400		11.3284
09/10/14	21,900		11.1920
09/11/14	25,000		11.0000
09/12/14	24,200		10.9487
09/16/14	2,500		10.8400
09/17/14	25,000		10.9442
09/19/14	18,800		10.9384
09/22/14	25,000		10.8322
09/24/14	16,500		10.7992
09/29/14	400		10.7500
09/30/14	50,000		10.7180
10/02/14	4,318		10.7500
10/07/14	35,600		10.8319
10/09/14	19,500		10.8842
10/13/14	20,900		10.7979
10/14/14	25,000		10.7393



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
Bulldog Investors, LLC entered into an agreement with JGT and Nuveen Global Income Opportunities Fund ("JGG"),effective as of August 7, 2014, pursuant to which Bulldog Investors agreed to vote the shares of JGG and JGT for which it has the power to vote or direct the vote in accordance with the recommendation of the Board of Trustees with respect to the proposals submitted to shareholders at the annual shareholder meeting.Bulldog Investors also agreed to be bound by certain "standstill" covenants with respect to JGG and JGT.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/15/2014

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.